Exhibit 10.28
Land O’Lakes, Inc.
SEVERANCE AGREEMENT
     This Severance Agreement (the “Agreement”) is made and entered into effective as of                                         , 2005 (the “Effective Date”), by and between                                           (the “Executive”) and Land O’Lakes, Inc., a Minnesota cooperative corporation (the “Company”).
RECITALS
     The Land O’Lakes, Inc. Board of Directors (“Board”) has determined that it is in the best interest of the Company to assure that the Company will have the continued dedication and objectivity of the Executive, notwithstanding the possibility, threat or occurrence of a Substantial Change of Circumstances of the Company, as defined below. This agreement describes certain benefits that will be available to the Executive in the event the Executive’s employment is adversely affected by reason of a Substantial Change of Circumstances, in the event Executive otherwise experiences involuntary termination for reasons other than Cause, or in the event Executive experiences voluntary termination with good reason as defined in this Agreement.
AGREEMENT
In consideration of the mutual covenants herein contained and the offer of employment of Executive by the Company, the parties agree as follows:
1.	Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:
1.1.	Cause. “Cause” shall mean (i) any act of personal dishonesty taken by the Executive in connection with responsibilities as an employee which is intended to result in substantial personal enrichment of the Executive, (ii) Executive’s conviction of a felony which the Board reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business, (iii) a willful act by the Executive which constitutes misconduct and results in material injury to the Company, or (iv) continued willful violations by the Executive of the Executive’s obligations to the Company after there has been delivered to the Executive a written demand for performance from the Company which describes the basis for the Company’s belief that the Executive has not substantially performed the duties of the position.

1.2.	Change of Control. “Change of Control” shall mean the occurrence of either of the following events: (a) the approval by the Board of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the owners of the Company immediately prior thereto continuing to own more than fifty percent (50%) of the ownership interest of the Company or the surviving entity immediately after such merger or consolidation; (b) the approval by the Board of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or (c) any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the Company.
1.3.	Involuntary Termination. “Involuntary Termination” shall mean any termination of the Executive’s employment by the Company which is not effected for Cause.

1.4.	Target Annual Variable Pay. “Target Annual Variable Pay” means 80% of Executive’s annual base pay as of his Termination Date.

1.5.	Termination Date. “Termination Date” shall mean the effective date of any notice of termination of employment delivered by either Company or Executive to the other party.

1.6.	Voluntary Termination for Good Reason. “Voluntary Termination for Good Reason” means termination of employment with the Company initiated by the Executive after any of the following: (a) a material reduction by the Company of the Executive’s compensation (including base salary, annual variable pay opportunity, and long-term incentive and/or equity opportunity); (b) material change in scope of Executive’s responsibilities or reporting relationship (provided however, the parties acknowledge and agree that a change in the scope of Company’s operations generally that is not the result of a Substantial Change of Circumstances shall not constitute a material change in the scope of Executive’s responsibilities for purposes of this Agreement); (c) relocation of Company headquarters outside the Minneapolis-St. Paul metropolitan area; or (d) the failure of a successor to assume this Agreement pursuant to paragraph 9.1.

1.7.	Substantial Change of Circumstance. “Substantial Change of Circumstances” means (a) a Change of Control; (b) any single sale, spinoff or other divestiture resulting in a reduction of 35% or more of Company’s assets or revenue.
2.	Term of Agreement. This Agreement shall terminate upon the earlier of the date that all obligations of the parties hereto under this Agreement have been satisfied, or the date established by separate written consent of the parties.

3.	At-Will Employment. The Company and the Executive acknowledge that the Executive’s employment is at-will. Either Executive or the Company can terminate the employment relationship at any time, with or without cause, subject to their respective continuing post-employment obligations contained in this Agreement. If the Executive’s employment terminates for any reason, including the death or disability of the Executive, the Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement, or, to the extent not modified by this agreement, as may otherwise be established under the Company’s then existing employee benefit plans or policies at the time of termination,.

4.	Eligibility for Severance Benefits. The benefits described in Section 5 below will be made only in the circumstances described in Paragraphs 4.1, 4.2, 4.3, and 4.4 and then only provided Executive complies with the conditions set forth in Paragraphs 4.5, 4.6, and 4.7. If Executive is eligible for Severance Benefits under the terms of this Agreement, such benefits will be in lieu of any other Company plan or practice relating to severance pay.

4.1	Change of Control. The applicable benefits described in Section 5 below will be paid or provided in the event of a Change of Control, and then only if Executive’s Involuntary Termination occurs prior to and in anticipation of, or within twenty-four (24) months after a Change of Control, or if an event giving rise to Voluntary Termination for Good Reason occurs within twenty-four (24) months after a Change of Control.

4.2	Other Substantial Change of Circumstances. The applicable benefits described in Section 5 below will be paid or provided in the event of a Substantial Change of Circumstance other than a Change of Control, and then only if Executive’s Involuntary Termination occurs prior to and in anticipation of, or within twelve (12) months after such Substantial Change of Circumstance, or if an event giving rise to Voluntary Termination for Good Reason occurs within twelve (12) months after such Substantial Change of Circumstance.

4.3	Other Involuntary Termination. Pursuant to the terms of the Offer Letter dated July 15, 2005, in the event of Executive’s Involuntary Termination at any time under circumstances which do not constitute a Substantial Change of Circumstances, Executive will be entitled to the applicable benefits described in Section 5 below.

4.4	Other Voluntary Termination for Good Reason. In the event of Executive’s Voluntary Termination for Good Reason under circumstances which do not constitute a Substantial Change of Circumstances, Executive will be entitled to the applicable benefits described in Section 5 below.

4.5	Notification. The Executive must provide notice to Company of Voluntary Termination with Good Reason within sixty days after the occurrence of the event described in Paragraph 1.6 giving rise to “good reason.” The Effective Termination Date specified in the notice shall be not more than thirty days after the date of the notice unless otherwise mutually agreed by the parties.

4.6	Confidentiality. Executive has signed an Invention and Trade Secret Agreement and has other legal and fiduciary obligations to maintain the confidentiality of Company information, including information relating to potential or planned Substantial Change of Circumstance events. Executive’s compliance with his obligations of confidentiality is a condition to receiving any payments or benefits under this Agreement.

4.7	Separation Agreement and Release. As consideration for the benefits provided pursuant to Section 5 of the agreement, Executive must execute a Separation Agreement and Release reasonably satisfactory to the Company. The Separation Agreement and Release will be provided to Executive within seven (7) days of his Termination Date, and shall include the following provision:
Non-competition; Non-solicitation.
(a)	Executive agrees that for the two-year period from and after his Termination Date, he will not, within the Restricted Area (as hereinafter defined) either directly, alone or with others, own, manage, operate, control, participate in, or be connected in any manner with the ownership, management, operation, or control of any business which involves the manufacture, sale, marketing, or distribution of Products (as hereafter defined) which compete with Products currently produced or sold by Land O’Lakes or its subsidiaries or affiliates. Executive further agrees that for the two-year period from and after his Termination Date, he will not solicit, induce, or attempt to persuade any agent, employee, or customer of Land O’Lakes or its legal successors to terminate an existing employment, agency, or business relationship with Land O’Lakes or its legal successors in order to enter into any such relationship with, or on behalf of, any Competitor (as hereinafter defined), or otherwise knowingly interfere with the relationship of Land O’Lakes or its legal successors with any of its employees, contractors, agents, or customers.
(b)	For purposes of this non-compete agreement, “Products” means all products and related services manufactured, marketed, distributed and sold by Land O’Lakes or any subsidiary or affiliate of Land O’Lakes during the five year period preceding the Termination Date; “Restricted Area” means the United States; and “Competitor” means any person or entity that manufactures, sells, markets, or distributes Products within the Restricted Area.

(c)	If, at the time of enforcement of this provision, a court shall hold that the duration, scope, area, or other restrictions stated herein are unreasonable duration, scope, area, or other restrictions that are reasonable under such circumstances shall be substituted for the stated duration, scope, area, or other restrictions.

(d)	The foregoing non-competition provision shall not preclude Executive from owning less than two percent (2%) of any company, the stock of which is traded on any national or regional exchange or any established over-the-counter trading market.
4.7.	Burden of Proof. Executive shall have the burden of proof to establish that an Involuntary Termination has occurred “in anticipation of” a Substantial Change of Circumstances by demonstrating that but for the anticipated Substantial Change of Circumstances, such Involuntary Termination would not have occurred.
5.	Severance Benefits. If the Executive meets the eligibility requirements described in Section 4 above, the Executive shall be entitled to the following benefits:
5.1.	Involuntary Termination Caused by Substantial Change of Circumstances; Voluntary Termination with Good Reason Following Change of Control. In the event of Executive’s Involuntary Termination prior to and in anticipation of, or following any Substantial Change of Circumstances, or in the event of Executive’s Voluntary Termination with Good Reason following a Change of Control, Company will provide Executive with Separation Allowance comprised of the following amounts: thirty-six (36) months of the Executive’s base salary (as in effect immediately prior to the

Substantial Change of Circumstances); three times Target Annual Variable Pay; an amount equivalent to the value of unvested options or units forfeited by operation of the CVIP; an amount equivalent to Long-Term Incentive target pro-rated as of the Termination Date. No payment in this paragraph is intended to duplicate any benefits payable under the terms of the LTIP or CVIP.
5.2.	Other Voluntary Termination with Good Reason; Other Involuntary Termination. In the event of Executive’s Voluntary Termination with Good Reason in circumstances other than a Change of Control, or in the event of Executive’s Involuntary Termination under circumstances which do not constitute a Substantial Change of Circumstances, Company will provide Executive with a Separation Allowance in an amount equal to twenty-four (24) months of the Executive’s base salary (as in effect immediately prior to the Substantial Change of Circumstances).

5.3.	Timing of Payments. The Separation Allowance will be paid in three equal installments: the first installment will be paid within ten (10) days after the Termination Date or the expiration of the rescission period described in the Separation Agreement and Release, whichever is later; the second and third installments will be paid on the first and second anniversaries of the Termination Date, respectively. The Separation Allowance shall not be taken into account to determine any benefit calculation or contribution in any qualified or non-qualified retirement plan maintained by Company. Executive acknowledges that Company is required to withhold from the Separation Allowance federal income taxes at the rate required by law, regardless of any other withholding election that Executive may have made with respect to his wages.

5.4.	Employee Benefits. On and after the Termination Date, all employee benefits will be treated as provided in the relevant plan documents or according to Company’s normal practices and procedures, except as specifically provided in this Agreement.
(a)	Health Care Continuation. Company agrees to offer to Executive, and Executive at his sole option may elect to continue his current health care coverage (including medical, dental, hearing and/or vision coverage) at active employee rates for up to the Specified Period following his Termination Date upon the timely payment by Executive to Company or its designated representative of the amount due for such coverage; the Company will continue to pay its share of such costs for such coverage on an active employee basis. For purposes of this Agreement, the Specified Period will be thirty-six (36) months if Executive is eligible for benefits under paragraph 5.1 above, and twenty-four (24) months if Executive is eligible for benefits under paragraph 5.2 above. Health care coverage under such plans shall continue until the earlier of: (i) the effective date on which Executive secures comparable coverage under another group health plan, or (ii) the expiration of the Specified Period. Executive shall notify Company as soon as reasonably practicable of the effective date of any health care coverage he secures following his separation from employment with Company, provided such coverage is obtained during the Specified Period. Executive acknowledges that the health care coverage continuation provided under this paragraph 5.4(a) will satisfy Company’s obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), provided that if circumstances occur which would extend COBRA eligibility beyond the Specified

Period, Executive may continue such coverage for any additional period of COBRA eligibility at normal COBRA rates. Executive acknowledges and agrees that he is solely responsible for signing and returning to Company or its designated representative all documents required by Company in order to effect health care options selected by him.
(b)	Life Insurance Continuation. Company agrees to pay on behalf of Executive the premiums for continuation of his current life insurance coverage for the duration of the statutory continuation period.
5.5.	Executive Outplacement. Executive will be provided with executive outplacement assistance through a provider of his choice, at a cost not to exceed Twenty Thousand Dollars ($20,000). No cash payment in lieu of outplacement services will be provided in the event Executive declines such services.

5.6.	Annual Variable Compensation. Executive will be paid a prorated portion of annual variable compensation for the year in which Termination Date occurs, based on projected results as of Termination Date; such amount will be payable in the next calendar year when such payments are normally made.
6.	Severance Benefits; Other Termination. If the Executive’s employment with the Company terminates at any time under circumstances which do not meet the eligibility requirements described in Paragraph 4.1, 4.2, 4.3, or 4.4, then the Executive shall not be entitled to receive severance or other benefits described in Section 5 above, but may be eligible for those benefits (if any) as may then be established under the Company’s then existing severance and benefits plans and policies at the Termination Date or under another agreement with the Company.
7.	Accrued Wages and Vacation; Expenses. Without regard to the reason for, or the timing of, Executive’s termination of employment: (i) the Company shall pay the Executive any unpaid base salary due for periods prior to the Termination Date; (ii) the Company shall pay the Executive all of the Executive’s accrued and unused PTO through the Termination Date; and (iii) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to the Termination Date.

8.	Limitation on Payments and Benefits
8.1Limitation. Notwithstanding anything to the contrary contained in this Agreement if, after taking into account all amounts and benefits to be paid or payable to the Executive under this Agreement or otherwise, any amount or benefit to be paid or provided under this Agreement or any other plan or agreement would be a “parachute payment,” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision thereto, and but for this Section 8 would be subject to the excise tax imposed by Section 4999 of the Code, then the payments and benefits to be so paid or provided under this Agreement or any other plan or agreement shall be either

(a) delivered in full in the amounts and at the times set forth in this Agreement, or

(b) delivered as to such lesser extent which would result in no portion of such payments and benefits being subject to excise tax under Section 4999 of the Code, or any successor provision thereto, or any tax imposed by any comparable provision of state law, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, or any successor provision thereto, or any tax imposed by any comparable provision of state law, results in the receipt by the Executive on an after-tax basis, of the greatest amount of payments and benefits, notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code, or any successor provision thereto, or any tax imposed by any comparable provision of state law. Any taxes due under Section 4999 of the Code, or any successor provision thereto, or any tax imposed by any comparable provision of state law shall be the responsibility of the Executive.
8.2. Auditor’s Determination. Any determination as to the amount or timing of payments required under this Section 8 shall be made in writing by the Company’s independent accountants or other qualified professional engaged by the Company (the “Auditor”) immediately prior to the Change of Control, whose determination shall be conclusive and binding upon the Executive and the Company for all purposes. For purposes of making the calculations required by this Section 8, the Auditor may, after taking into account the information provided by the Executive, make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Section 280G and 4999 of the Code. The Company and the Executive shall furnish to the Auditor such information and documents as the Auditor may reasonably request in order to make a determination under this Section. If the auditor identifies more than one option which would meet the requirements of Paragraph 8.1, the Executive may select among the identified options within 30 days after receiving the Auditor’s written determination. The Company shall bear all costs the Auditor may reasonably incur in connection with any calculations contemplated by this Section 8. If, as a result of any reduction required by Paragraph 8.1, amounts previously paid to the Executive exceed the amount to which the Executive is entitled, the Executive will promptly return the excess amount to the Company.
9.	Successors.
9.1 Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the Company’s obligations under this Agreement and agree to perform the Company’s obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession..

9.2 Executive’s Successors. Without the written consent of the Company, Executive shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity. Notwithstanding the foregoing, the terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
10.	Notices.
10.1 General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of Vice President, Human Resources.

10.2 Notice of Termination. Any Involuntary Termination by the Company or Voluntary Termination for Good Reason by the Executive shall be communicated by a notice of termination to the other party hereto given in accordance with this Section. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date (which shall be not less than 30 days after the giving of such notice).
11.	Dispute Resolution. All disputes arising hereunder shall be settled in accordance with the following dispute resolution process:
11.1 Negotiation; Mediation. The parties hereto will attempt to settle any claim or controversy arising out of this Agreement through consultation and negotiation in good faith and a spirit of mutual cooperation. However, at any time before or during such negotiations, or following any unsuccessful negotiations, either party may by written notice to the other demand that the dispute be submitted to mediation. When such a demand is made, the parties shall within ten (10) days jointly make arrangements for the mediation of the dispute within the State of Minnesota pursuant to the Model Procedure for Mediation of Business Disputes produced by the Center for Public Resources (CPR).

11.2 Effect on other legal proceedings. Neither party shall initiate any litigation or other formal claim procedure before the parties have in good faith exhausted the negotiation and mediation steps described in paragraph 11.1; provided, however, nothing in this Agreement will prevent either party from resorting to judicial proceedings prior to that time for the limited purposes of seeking a preliminary injunction or to avoid the barring of the claim under the applicable statute of limitations. In addition, resort by either party to negotiation or mediation pursuant to this Agreement shall not be construed under the doctrine of laches, waiver or estoppel to affect adversely the rights of either party to pursue any such judicial relief; provided, however, that irrespective of the filing of any such request for judicial relief the party shall continue to participate in the dispute resolution proceedings required by this Section 11. Any negotiation or mediation which takes place pursuant to this Agreement shall be confidential and shall be treated as a compromise and settlement negotiation for purposes of the Federal Rules of Evidence and State rules of Evidence.

12.	Miscellaneous Provisions.
12.1 Waiver. No provision of this Agreement may be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

12.2 Integration. This Agreement represents the entire agreement and understanding between the parties as to the Company’s obligation to make payments and provide benefits to the Executive in the event of Involuntary Termination, or in the event of Voluntary Termination for Good Reason under the circumstances defined herein, and supersedes all prior or contemporaneous agreements on the subject, whether written or oral.

12.3 Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of Minnesota.

12.4 Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

12.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
     IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	LAND O’LAKES, INC.

/s/ Christopher J. Policinski	By:	/s/ Peter Kappelman

Title: Board Chairman

	By:	/s/ Karen M. Grabow

Title: Vice President, Human Resources